Coordonnées

www.linkedin.com/in/grichka-frachisse-31406754 (LinkedIn)

Principales compétences

Management
Project Management
Finance

Languages

English (Native or Bilingual)
Spanish (Full Professional)
French (Native or Bilingual)

Grichka FRACHISSE

CEO - CUBO Beverages, Inc.
Santa Monica, Californie, États-Unis

Expérience

CUBO BEVERAGES

Chief Executive Officer
janvier 2022 - Present (8 mois)
Los Angeles, California, United States

The Port Group

Business Development Manager
février 2020 - Present (2 ans 7 mois)
Los Angeles, California, United States

Trufl App

Strategic Plan Committee Member
janvier 2019 - Present (3 ans 8 mois)
Santa Monica, CA

Trufl is an innovative restaurant waitlist management platform that allows for restaurants to provide better on demand seating options for consumers. Trufl is a hospitality focused company that provides tools to enhance the personalized restaurant experience for all guests during every visit.

Checkplis

Strategy Advisor
décembre 2018 - décembre 2020 (2 ans 1 mois)
Santa Monica

Checkplis was a mobile app integrated into Restaurant POS systems where customers can pay, tip and split the check themselves all from their phones at the table! Company pivoted to providing tools for Maintenance and Ordering

Blu Logistics USA

Reverse Logistics Business Development Manager
avril 2019 - décembre 2019 (9 mois)
Région de Greater Los Angeles, États-Unis

Company Pasta Inc

Co Founder
avril 2015 - avril 2019 (4 ans 1 mois)

Los Angeles

Nexinc Intl.
International Business Development Consultant
janvier 2014 - septembre 2014 (9 mois)
Montréal Canada

Identify and contact potential clients for the consulting activity

Find a new office in Montreal to expand Nexinc Intl locations

Identify and understand new international opportunities for clients

Metro Inc.
Merchandising category manager Assistant (cheese & deli)
janvier 2014 - juillet 2014 (7 mois)
Montréal, Canada

Weekly promotional sales forecasts

Negotiation of the food prices with the providers

Choose the appropriate products and prices for weekly add

HSBC
Equity and Derivatives Business Manager Assistant
janvier 2012 - juillet 2012 (7 mois)

Approvals for exotic financial product trading

Management of the projects of the dealing room

Preparation of the weekly meeting of the dealing room bosses

LCF Edmond de Rothschild (C.I.)
Middle Officer
juillet 2011 - décembre 2011 (6 mois)

Follow up of the securities in the Portfolios

Preparation of the cash available for the Front Office

Control and follow up of the operations on the Portfolios I was monitoring

Matching controls of our funds appraisers

Loom&co (anciennement Mathemapartners)
Junior consultant

juin 2010 - août 2010 (3 mois)

Conception and creation of merchandising and category management e-learning supports (in English)

Creation of merchandising strategies for famous companies (Volkswagen, La Poste, Tarkett)

Translation of a portion of Mathemapartners' website from French into English (www.mathemapartners.com)

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Formation

Université Laval
Master of Business Administration (MBA), International business management · (2012 - 2013)

Toulouse Business School (TBS)
Master II, Financial Markets (Minor: Entrepreneurship) · (2009 - 2013)

Classe préparatoire La Bruyère
· (2007 - 2009)